SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For July, 2006

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – 1 July 2006 – 31 July 2006

99.1	5 July 2006 – Publication of UUW prospectus
99.2	10 July 2006 – Holding in company Barclays 5.61%
99.3	13 July 2006 – Barclays no longer notifiable
99.4	18 July 2006 – SIP monthly purchase announcement
99.5	26 July 2006 – Publication of UUW prospectus
99.6	28 July 2006 – AGM statement
99.7	31 July 2006 – Poll announcement re AGM
99.8	31 July 2006 – Special resolutions passed at AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)

Dated: 14 August 2006	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary